July 26, 2006

William M. Schutte

Securities and Exchange Commission Washington, D.C. 20549 Attn: Mr. John Stickel
Re:	AT&S Holdings, Inc.Post-Effective Amendment No. 2 on Form SB-2File No. 333-124440
Dear Sir:

On July 26, 2006, AT&S Holdings, Inc. filed a Post-Effective Amendment No. 2 to the Registration Statement of Form SB-2. The amendment address in part the comments contained in the staff’s letter to the company dated June 29, 2006. Summaries of the changes made in the amendment and other responses to your comments are listed below. Please note, each response is numbered to correspond with the number of your comment.

General

1.	The notes are now called the “callable subordinated notes.”

Prospectus Summary

2.
The “audited” designation has been removed from the columnar headings for the table entitled “Summary Financial Data.” In addition, the table has been expanded to include summary data for the three months ended March 31, 2006 and 2005.

Risk Factors

3.	The clause, “but not limited to” has been removed from the Risk Factors introductory paragraph.

4.	A risk factor discussing the redemption risk of the notes has been added to the risk factor section.

5.
Disclosure regarding Mobile Storage Group likely transition from a customer to a competitor has been added. This disclosure now appears in the risk factor discussing the company’s dependency on several key customers.

6.	The amount of debt subject to floating interest rates has been added to the risk factor discussing the company’s high amount of debt.

7.	The requested statement has been added to the heading of the risk factor entitled “We are Dependent on Several Key Customers for a Material Portion of Our Revenue.”

Use of Proceeds

8.	The company does not currently have any probable or pending acquisitions. This disclosure has been included in footnote (1) to the Use of Proceeds table.

Plan of Distribution

9.	Supplementally, the company advises that each person who is offering the notes meets the requirements of Rule 3a4-1.

10.
The reference to general advertising and solicitation in the Plan of Distribution section currently contemplates the publication of limited public notices in compliance with Rule 134 and oral solicitations. To clarify, we have deleted the second to the last sentence in the first paragraph and revised the last paragraph in its entirety.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

11.	The MD&A Overview section has been expanded to provide additional information regarding our decision to focus our business activities on the Kansas City and St. Louis markets.

12.	The MD&A Overview section has been revised to emphasize that revenue received from SST was derived primarily from disaster relief efforts.

13.	The last three sentences of the MD&A Overview section have been deleted.

14.
A condensed consolidated pro forma statement of earnings depicting the company’s financial results if it no longer meet the requirements of an S-Corporation has been added to the MD&A section. The company’s current S-Corporation status is also discussed. Further, a discussion has been added describing the further implications to the company and its shareholders if the company becomes a C-Corporation.

15.
Supplementally, the company advises that it should have stated that it anticipates increased market share (as we gained some business in the first quarter away from competitors) which could result in increased revenues from the retail industry the remainder of the year. The section has been expanded to discuss factors that leads it to anticipate increased market share from the retail sector to include that revenues generated from the retail industry in 2006 through July 8, 2006 total 92.6% of the total revenues generated in all of 2005 from the retail industry.

16.	A table summarizing the number of units in our fleet, including acquisitions and dispositions has been added to the Our Business - Branch Operations section.

17.	The MD&A - Year ended December 31, 2005 compared to December 31, 2004 section has been expended to discuss the decrease in the amount of “interest expense - related party.”

18.	The word “increase” in the second paragraph of the MD&A - Three Month Ended March 31, 2006 versus March 31, 2005 section regarding drayage revenue has been deleted.

19.	The figures in the paragraph in the Liquidity and Capital Resources section discussing financing activities have been corrected.

20.	The Banking Arrangements section within the Liquidity and Capital Resources section has been revised to address the comment.

21.	The Banking Arrangements section within the Liquidity and Capital Resources has been revised to address the comment.

22.	The Banking Arrangements section within the Liquidity and Capital Resources has been revised to address the comment.

23.	The Banking Arrangements section within the Liquidity and Capital Resources has been revised to address the comment.

Our Business

24.	The percentage (93%) of the company’s containers that meet ISO standards has been disclosed in the first paragraph of the Our Business section.

25.
The last sentence in the second paragraph refers to high barriers to effectively compete for large (more than 50 units rented at a time) customers. The risk factor disclosure refers to the relatively low barriers to enter into the business in general. The Our Markets and Competition section has been revised to clarify this distinction.

26.
While the company respectfully disagrees with the characterization of the language previously used, the suggested deletion to the final paragraph in the Our Markets and Competition section has been made.

Our Management

27.	The narrative regarding Richard G. Honan II in the Directors and Executive Officers section has been reconciled with the table regarding the positions held by him.

28.	The company’s code of ethics was filed on March 31, 2005 as Exhibit 14.01 to its December 31, 2004 Annual Report on Form 10-KSB.

Certain Relationships and Related Transactions

29.	The second paragraph in the Certain Relationships and Related Transactions section has been revised to disclose Mr. Honan is under no obligation to continue to provide loans to the company.

Description of Securities

30.	The last paragraph in the Description of Securities - Common Stock section has been revised to clarify that the company is not offering its “common stock” by means of the prospectus, as requested.

31.
The last paragraph in the Description of Securities - Callable Subordinate Debt section has been clarified to provide that the section provides a summary of material terms of the callable subordinate notes.

Additional Information

32.	The Additional Information section has been revised to correct the address for the SEC public reference facility.

Financial Statements

33.	The first sentence of the scope paragraph of the Auditors’ Report has been updated.

34.	The opinion paragraph of the Auditors’ Report has been revised as requested.

35.	Reference to schedules in the Auditors’ Report has been removed.

36.	The caption in the Consolidated Statement of Operations has been revised to reflect the loss on sale of non-revenue equipment.

37.	A discussion on the operating line item “gain on sale of equipment” was added to the MD&A-Results of Operations. Supplementally, the gain for the year ended 2005 was computed as follows:
Year Ended 12/31/05
	Inventory	Revenue Equipment	Total

Sales	$125,214	$454,399	$579,613

Cost of Sales	66,137	257,527*	323,664

Net gain	59,077	196,872	255,949

Loss on sale of non-revenue equipment		(2,895)

Gain per Stmt. of cash flows		193,977

*Net of depreciation

There is no balance sheet item called “assets held for sale” because the assets sold are in use or held for use until such time that a customer wants to buy them and the company determines that it wants to sell them. Equipment in inventory is purchased for the purpose of resale; however, if there is an opportunity to rent an item, it is moved to revenue equipment. The revenue equipment sales and costs are included in revenue and costs of sales because they are a significant portion of the business even though the items were not originally purchased or used for resale.

38.	Note B(4) has been expanded to address the comment.

39.	Note B(15) has been revised to discuss that there are no warrants outstanding.

40.
Supplementally, the company advises that the primary reason for the increase in “other prepaid expenses” at March 31, 2006 was due to an increase in costs related to sales of the callable subordinated notes, advertising costs specifically for the first quarter 2006.

a.
The most significant component of this category is costs related to the registration and sale of the callable subordinated notes. Once the registration and sale of the notes is complete, these expenses will be expensed as interest expenses according to GAAP. Specific prepaid costs of related to the registration and sale of the notes as of March 31, 2006 are broken down as follows:

i.	Accounting Fees - $23,972.50
ii.	Marketing and Advertising - $122,211.43
iii.	Legal Fees - $31,744.30
iv.	Edgar software & preparation costs - $13,223.50
v.	Filing Fees - $3603.50
vi.	Consultant Fees - $35,000.00

b.	Other significant components of this category include:
i.	Prepaid vehicle (trailer) licenses/registration fees $7,626.66 - expensed over the life of the registration period
ii.	Prepaid association dues - $1,163.75 - expensed during the period of membership
iii.	Prepaid insurance - $36,359.78 - expensed over the policies’ terms
iv.	Software license fees - $4,134.06 - expensed over the term of the license agreements

41.	The MD&A-Banking Arrangements have been revised to address the comment.

Part II

42.
The date of the exercise of warrants for common stock has been corrected to December 1, 2003 in the Recent Sales of Unregistered Securities item. The exercise price has been corrected to $.44 per share.

43.
The financial statements in the amendment have been considered in view of the updating requirements of Item 310(g) of Regulation SB. The company has concluded that no updating is required at this time.

Exhibits

44.	A currently dated account’s consent has been included in the amendment. The company undertakes to keep on file the manually signed consent for five years.

Form 10-KSB for the Year Ended December 31, 2005

45.	The December 31, 2005 Annual Report on Form 10-KSB will be amended as applicable to comply with the changes made in the amendment.

46.	Exhibits 31.1 and 31.2 to the form 10-KSB certifications will be revised in the amended 10-KSB filing.

Form 10-QSB for the Quarter Ended March 31, 2006

47.	The March 31, 2006 Quarterly Report on Form 10-QSB will be amended to comply with the changes made in the amendment.

A marked copy of the amendment will be provided to expedite your review. Please advise if the staff believes that additional comments are appropriate.

Sincerely,

William M. Schutte

WMS:mlh
cc: AT&S Holdings, Inc.
   Harold J. Nicholson, Chartered

049284 / 102925
WMSCH 251759